

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 9, 2017

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

   Re: Nordic American Tankers Limited
     Form 20-F for the Year Ended December 31, 2015
     Filed March 23, 2016
     File No. 001-13944

Dear Ms. Sorensen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Melissa Raminpour

            Melissa Raminpour
            Branch Chief
            Office of Transportation and Leisure